EXHIBIT TO ITEM 77I
Sterling Capital Funds
Terms of New or Amended Securities


The officers of Sterling Capital Funds are authorized and directed to issue and sell shares of beneficial interest of Class R6 Shares to the public. The Class R6 shares of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Amended and Restated Agreement and Declaration of Trust dated February 1, 2011 and the Multiple Class Plan
Pursuant to Rule 18f-3 of Sterling Capital Funds.

A description of the Class R6 Shares is incorporated by reference to the Post-Effective Amendment No. 137 to the Registration Statement as filed with the SEC via EDGAR on January 25, 2018 (Accession No. 0001193125-18-019960).